

Mail Stop 4628

April 4, 2017

Gary C. Hanna
Chief Executive Officer
KLR Energy Acquisition Corp.
811 Main Street, 18th Floor
Houston, TX 77002

>   **Re: KLR Energy Acquisition Corp.**
>   **Revised Preliminary Proxy Statement on Form PRER14A**
>   **Filed March 23, 2017**
>   **File No. 1-37712**

Dear Mr. Hanna:

We have reviewed your revised filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 21, 2017 letter.

Risk Factors, page 46

We are not required to obtain and have not obtained an opinion from an independent investment banking or accounting firm, page 77

1.   We note the disclosure that your board of directors did not obtain a third-party valuation or fairness opinion in connection with their determination to approve the Business Combination. We further note that you filed an investor presentation on Form 8-K on March 29, 2017 which included certain financial analyses, such as a comparable company analysis. Please tell us whether a third party financial advisor

prepared the presentation and whether the board reviewed the materials in connection with its determination to proceed with this transaction.

Information About Rosehill Operating, page 212

Oil and Natural Gas Data, page 219

Proved Undeveloped Reserves, page 222

2.   We note from the revised disclosure provided in response to prior comment 3 that no proved undeveloped reserves ("PUDs") were converted during the fiscal years ended December 31, 2016 and 2015. Tell us how you are able to demonstrate reasonable certainty with regard to the development of these PUDs within five years of their initial booking. Your response should address your ability to execute your development plan and estimate the development costs that will be incurred to access these PUDs considering that no development activity occurred during the prior two years. Provide us with your development schedule, indicating the number of gross wells to be drilled, the net quantities of PUDs to be converted, and the related estimated capital expenditures to be incurred for each annual period until all of the PUDs as of December 31, 2016 have been converted to developed status. Refer to Rules 4-10(a)(7), (8), (22), (24), and (31) of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results Of Operations of Rosehill Operating, page 242

Critical Accounting Policies and Estimates, page 260

Impairment of Oil and Natural Gas Properties, page 261

3.   The revised disclosure provided in response to prior comment 9 identifies oil and natural gas prices, operating costs, and production from proved reserves as the key assumptions used to estimate future undiscounted expected cash flows. Expand the sensitivity analysis provided as part of your revised disclosure to address future oil and natural gas prices.

<u>Closing Comments</u>

You may contact Jeannette Wong, Staff Accountant, at (202) 551-2137 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421 or, in his absence, me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief
Office of Natural Resources